Daniel A. Lang Partner +1 212 459 7095 Dlang@goodwinlaw.com	Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018-1405 goodwinlaw.com +1 212 813 8800

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

September 23, 2020

VIA SEC PORTAL AND EDGAR

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Codiak BioSciences, Inc.
Registration Statement on Form S-1
File No. 333-248692
CIK No. 0001659352

Dear Mr. Lindsay and Ms. Hayes:

This letter is being submitted on behalf of Codiak BioSciences, Inc. (the “Company”) to supplement the Company’s prior response to comment 5 contained in the letter dated September 4, 2020 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Linda Bain, Chief Financial Officer of the Company with respect to the above-referenced Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have attached a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2020

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Linda Bain, Chief Financial Officer, Codiak BioSciences, Inc., 35 CambridgePark Drive, Suite 500, Cambridge, MA 02140 before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical accounting policies and significant judgments and estimates Determination of fair value of common stock, page 128

5. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that the underwriters in the IPO have communicated to the Company that they expect the proposed price range for the common stock to be between $[***] and $[***] per share (the “Preliminary Price Range”). Please note that while the Company expects to effect a reverse stock split prior to the initial public offering (the “Stock

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2020

Split”), the Preliminary Price Range above does not reflect the impact of the Stock Split. This actual bona fide price range to be included in a subsequent amendment to the Registration Statement is anticipated to fall within the Preliminary Price Range, after giving effect to the Stock Split, and will be based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Certain prices within the bona fide price range may trigger anti-dilution rights held by certain holders of our Series C redeemable convertible preferred stock (“Series C Preferred Stock”) and our Series B redeemable convertible preferred stock (“Series B Preferred Stock”). As a result, the number of shares of common stock into which the outstanding shares of our Series C Preferred Stock and/or Series B Preferred Stock will convert upon closing of the IPO as disclosed in our Registration Statement will vary at various points in the bona fide price range due to these rights of the holders of our Series C Preferred Stock and Series B Preferred Stock. Accordingly, we plan to include sensitivity disclosure throughout the above-mentioned pre-effective amendment to the Registration Statement. Such disclosure will provide that (i) all 20,204,079 outstanding shares of our Series C Preferred Stock will convert into a certain number of shares of common stock (the “Series C Conversion Amount”) based upon an assumed initial public offering price of the midpoint of the bona fide price range, and will set forth the variation in the Series C Conversion Amount in each of the following scenarios: a $1.00 increase in the initial public offering price, a $1.00 decrease in the initial public offering price, a 1,000,000 share increase in the size of the initial public offering and a 1,000,000 share decrease in the size of the initial public offering and (ii) all 20,583,328 outstanding shares of our Series B Preferred Stock will convert into a certain number of shares of common stock (the “Series B Conversion Amount”) based upon an assumed initial public offering price of the midpoint of the bona fide price range, and will set forth the variation in the Series B Conversion Amount in each of the following scenarios: a $1.00 increase in the initial public offering price, a $1.00 decrease in the initial public offering price, a 1,000,000 share increase in the size of the initial public offering and a 1,000,000 share decrease in the size of the initial public offering.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of the shares of common stock underlying the Company’s stock-based awards were determined on each grant date by the Company’s board of directors, or

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2020

compensation committee thereof (either, the “Board”), with input from management, considering the most recently available third-party valuations of the Company’s common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent independent third-party valuations were prepared as of January 2, 2019, January 17, 2019, March 6, 2019, April 3, 2019, July 1, 2019, June 19, 2020, July 14, 2020 and August 6, 2020. These independent third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using a hybrid method, which is a probability-weighted expected return method where the equity value in one or more of the scenarios is allocated using an option pricing method.

Each of the Company’s most recent independent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each option award, considered two types of future-event scenarios: an IPO (an “IPO Scenario”) and a scenario where a liquidity event is achieved where all shareholders benefit (a “M&A Liquidity Event Scenario”). The IPO Scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. The enterprise value for the IPO Scenario was determined using a market approach, based upon a review of recent IPO transactions in the biotechnology industry for companies similarly situated to the Company. The enterprise value for the M&A Liquidity Event Scenario was determined by reviewing recent biotechnology M&A transactions involving companies similarly situated to the Company. The relative probability of each type of future-event scenario was determined by the Board based on an analysis of performance and market conditions at the time, including then-current IPO valuations of similarly situated companies, and expectations as to the timing and likely prospects of the future-event scenarios. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent third-party valuations, and the resulting indicated fair value of common stock, were as follows:

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2020

Third-Party Valuations
	IPO Scenario		M&A Liquidity Event Scenario		Indicated Fair Value per Share of Common Stock
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM
January 2, 2019	25.0%	15.0%	75.0%	30.0%	$1.89
January 17, 2019	35.0%	15.0%	65.0%	30.0%	$2.06
March 6, 2019	50.0%	10.0%	50.0%	25.0%	$2.80
April 3, 2019	60.0%	5.0%	40.0%	25.0%	$3.11
July 1, 2019	20%	10%	80%	25%	$1.31
June 19, 2020	25%	7.5%	75%	25%	$1.96
July 14, 2020	35%	5%	65%	25%	$2.15
August 6, 2020	50%	2.5%	50%	22%	$2.49

January 2, 2019 Valuation

The Board considered the results of the January 2, 2019 third-party valuation in its determination of the fair value of common stock of $1.89 per share as of January 15, 2019, when it granted options for the purchase of an aggregate of 2,303,888 shares to employees. The principal factors contributing to the change in the fair value of common stock from the previous third-party valuation to the January 2, 2019 valuation were the increase by management and the Board in the probability-weighting of the IPO scenario to 25.0% and that the Company executed its collaboration agreement with Jazz Pharmaceuticals (the “Collaboration”) on January 2, 2019. The valuation considered the $56.0 million upfront payment under the Collaboration as well as probability adjusted milestone payments related to the Collaboration. Between January 2, 2019 and January 15, 2019, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $1.89 per share from January 2, 2019 to January 15, 2019.

January 17, 2019 Valuation

The Board considered the results of the January 17, 2019 third-party valuation in its determination of the fair value of common stock of $2.06 per share as of February 11, 2019, when it granted options for the purchase of an aggregate of 2,821,710 shares to employees. The principal factor contributing to the increase in the fair value of common stock from the January 2, 2019 valuation to the January 17, 2019 valuation was the increase by management and the

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2020

Board in the probability-weighting of the IPO scenario from 25.0% to 35.0%, taking into account that the Company’s organizational meeting for its proposed initial public offering in 2019 (the Form S-1 for which was withdrawn in July 2019 prior to completing such initial public offering) with its management, underwriters and advisers was held on January 17, 2019. Between January 17, 2019 and February 11, 2019, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $2.06 per share from January 17, 2019 to February 11, 2019.

March 6, 2019 Valuation

The Board considered the results of the March 6, 2019 third-party valuation in its determination of the fair value of common stock of $2.80 per share as of March 14, 2019, when it granted options for the purchase of an aggregate of 1,501,000 shares to employees, a director and a non-employee. The principal factors contributing to the increase in the fair value of common stock from the January 17, 2019 valuation to the March 6, 2019 valuation were the increase in the probability weighting of the IPO scenario from 35.0% to 50.0% and the decrease in the DLOM in the IPO scenario due to the shorter period to the then planned IPO event, both reflecting developments within the Company since January 17, 2019, including the following:

•	On February 23, 2019, Karen Bernstein joined the Board.

•	On March 5, 2019, the Company executed a lease for its Phase 1/2 clinical manufacturing facility.

•	On March 6, 2019, the Board approved pursuing the IPO on the timeline then contemplated.

•	On March 6, 2019, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission.

Between March 6, 2019 and March 14, 2019, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $2.80 per share from March 6, 2019 to March 14, 2019.

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2020

April 3, 2019 Valuation

The Board considered the results of the April 3, 2019 third-party valuation in its determination of the fair value of common stock of $3.11 per share as of April 16, 2019, when it granted options for the purchase of an aggregate of 1,071,000 shares to employees. The principal factors contributing to the increase in the fair value of common stock from the March 6, 2019 valuation to the April 3, 2019 valuation were the increase in the probability weighting of the IPO scenario from 50.0% to 60.0% and the decrease in the DLOM in the IPO scenario due to the shorter period to the then planned IPO event, both reflecting progress made by the Company since March 6, 2019, including the following:

•	The Company continued to advance its development programs and the execution of its business strategies.

•	From March 13, 2019 through April 3, 2019, the Company’s management team conducted dozens of “testing-the-waters” meetings with prospective investors in the IPO.

•	On March 22, 2019, the Company confidentially submitted Amendment No. 1 to its draft registration statement on Form S-1 to the Commission.

•	On March 22, 2019, the Company executed a lease for its new corporate headquarters in Cambridge, Massachusetts.

Between April 3, 2019 and April 16, 2019, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $3.11 per share from April 3, 2019 to April 16, 2019.

July 1, 2019 Valuation

The Board considered the results of the July 1, 2019 third-party valuation in its determination of the fair value of common stock of $1.31 per share as of July 24, 2019, July 31, 2019, September 4, 2019, October 2, 2019, November 6, 2019, December 13, 2019, January 9, 2020, January 16, 2020, March 4, 2020, March 10, 2020, April 1, 2020 and May 2, 2020, when it granted options for the purchase of an aggregate of 7,591,500 shares to employees. The July 1, 2019 valuation represented a decrease in the fair value of common stock as previously measured between January 2019 and June 2019. Accordingly, on July 24, 2019, the Board approved a repricing of stock options previously granted at an exercise price greater than $1.31, which repricing affected stock options to purchase a total of 8,514,098 shares of common stock, net of forfeitures, granted on December 31, 2018, January 15, 2019, February 11, 2019, March 14, 2019 and April 16, 2019. The principal factors contributing to the decrease in the fair value of

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2020

common stock from the April 3, 2019 valuation to the July 1, 2019 valuation were the decrease in the probability weighting of the IPO scenario from 60.0% to 20% and the increase in the DLOM in the IPO scenario due to the longer period to the planned IPO event, particularly in light of the fact that on July 1, 2019, the Company submitted a Registration Withdrawal Request to the Commission, pursuant to which it requested that its Registration Statement on Form S-1 (File No. 333-231100), filed with the Commission on April 29, 2019, be withdrawn effective immediately.

Between July 1, 2019 and May 2, 2020, the Company continued to operate its business in the ordinary course. As a result, the Board determined that the fair value of the Company’s common stock remained $1.31 per share from July 1, 2019 to May 2, 2020.

June 19, 2020 Valuation

The Board considered the results of the June 19, 2020 third-party valuation in its determination of the fair value of common stock of $1.96 per share as of July 2, 2020 and July 6, 2020, when it granted options for the purchase of an aggregate of 2,823,000 shares to employees. The principal factors contributing to the increase in the fair value of common stock from the July 1, 2019 valuation to the June 19, 2020 valuation were the increase in the probability weighting of the IPO scenario from 20% to 25% and the decrease in the DLOM in the IPO scenario due to the shorter period to the planned IPO event, both reflecting progress made by the Company since July 1, 2019, including the following:

•	The Company continued to advance its development programs and the execution of its business strategies.

•	On June 17, 2020, the Company entered into a Research License and Option Agreement with Sarepta Therapeutics, Inc.

Between June 19, 2020 and July 6, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $1.96 per share from June 19, 2020 to July 6, 2020.

July 14, 2020 Valuation

The Board considered the results of the July 14, 2020 third-party valuation in its determination of the fair value of common stock of $2.15 per share as of August 5, 2020, when it granted options for the purchase of an aggregate of 70,000 shares to employees. The principal

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2020

factor contributing to the increase in the fair value of common stock from the June 19, 2020 valuation to the July 14, 2020 valuation was the increase in the probability weighting of the IPO scenario from 25% to 35%, taking into account that the Company’s IPO organizational meeting with its management, underwriters and advisers was held on July 14, 2020. Between July 14, 2020 and August 5, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $2.15 per share from July 14, 2020 to August 5, 2020.

August 6, 2020 Valuation

The Board relied on the results of the August 6, 2020 third-party valuation in its determination of the fair value of common stock of $2.49 per share as of August 26, 2020 and August 27, 2020, when it granted options for the purchase of an aggregate of 305,000 shares to employees. The principal factors contributing to the increase in the fair value of common stock from the July 14, 2020 valuation to the August 6, 2020 valuation were the increase in the probability weighting of the IPO scenario from 35% to 50% and the decrease in the DLOM in the IPO scenario due to the shorter period to the planned IPO event, both reflecting progress made by the Company since July 14, 2020, including the following:

•	On August 5, 2020, the Board approved pursuing the IPO on the timeline then contemplated.

•	On August 6, 2020, the Company confidentially submitted its draft registration statement on Form S-1 to the Commission.

Between August 6, 2020 and August 27, 2020, the Company continued to operate its business in the ordinary course. As a result, the Board determined that the fair value of the Company’s common stock remained $2.49 per share from August 6, 2020 to August 27, 2020.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to September 14, 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2020

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	feedback from potential investors that met with the Company in “testing-the-waters” meetings;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

As one can see, the fair value of its common stock as of August 6, 2020 of $2.49 per share is above the Preliminary Price Range of $[***] to $[***] per share. The lower price exists notwithstanding the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to August 6, 2020, the date of the Company’s most recent third-party valuation of its common stock.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the August 6, 2020 valuation, the probability weighting of the IPO scenario was 50%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the August 6, 2020 valuation would have been $3.41 per share (before giving effect to any discount for lack of marketability or time value of money).

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the August 6, 2020 valuation.

•	The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2020

and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	Since August 6, 2020, the Company has taken several steps towards the completion of an IPO, including publicly filing the Registration Statement with the Commission on September 9, 2020.

•	Since August 6, 2020, a number of biotechnology companies successfully completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company.

•	Since August 6, 2020, the Company has held over 50 testing-the-waters meetings, which have generally indicated there is demand for the Company’s stock in the IPO.

•	On August 26, 2020, Jason Haddock joined the Board.

•

Prior to the Company’s planned filing of a pre-effective amendment to its Registration Statement and commencement of its roadshow, the Company initiated a clinical trial for its first program, exoIL-12, which made the Company a “clinical-stage” company.

•

The price that investors are willing to pay in the IPO, for which the Preliminary Price Range is intended to serve as an estimate, may take into account other factors that have not been expressly considered in the Company’s prior valuations but are significant to investors in their own subjective and qualitative assessment of the Company, and thus may not be objectively determinable or quantifiable under the above-described valuation models.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement.

* * * * *

Mr. Courtney Lindsay

Ms. Suzanne Hayes

Securities and Exchange Commission

September 23, 2020

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 459-7095.

Respectfully submitted, GOODWIN PROCTER LLP

By	/s/ Daniel Lang
Daniel Lang

cc: Douglas E. Williams, Codiak BioSciences, Inc.

Linda C. Bain, Codiak BioSciences, Inc.

Yalonda T. Howze, Codiak BioSciences, Inc.

Stephen M. Davis, Goodwin Procter LLP